MICHELIN

05012431

October 31, 2005

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Press Release dated October 24, 2005, including 3rd Quarter 2005 net sales information.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC File # 82-3354

MICHELIN

A better way forward

PRESS RELEASE -October 24, 2005

**3rd Quarter 2005 Net Sales (IFRS standards):
EUR 3.9 billion, 4.5 % increase compared to 3rd Quarter 2004,
*+ 3.3 % at constant exchange rates***

Although volume sales were globally stable compared to the same period of 2004, Michelin's net sales, in this tougher than expected operating environment, posted significant growth in the third quarter 2005, thanks to a strong + 4.6 % price mix effect.

Some of Michelin's key markets evolved in the course of the 3rd quarter 2005 in ways that did not match Group expectations: in particular, Europe's Truck tire replacement markets continued on their downward trend despite the fact that the basis for comparison has been more favorable than in the first half.

Looking to the 4th quarter of 2005, Michelin does not expect any significant market improvements. In these conditions, the Group has introduced a number of measures to adjust output levels in the final quarter.

Under the current circumstances and baring any further deterioration of the markets in the final quarter, Michelin considers that its operating performance will be at least as good as last year's.

(in EUR million) (IFRS)	3rd Quarter 2005		9 months 2005	
Consolidated Net Sales	3,890 *(+ 4.5% / Q3 2004)*		11,380 *(+ 1.5% / 2004)*	
Change vs 2004 (IFRS) At constant exchange rates	*+ 3.3 %*		*+ 1.8 %*	
Consolidated Net Sales	*Total Change Q3 2005 / Q3 2004*		*Total Change 9 months 2005 / 9months 2004*	
	In EUR million	Total %	In EUR million	Total %
Net Sales:	+ 168	+ 4.5%	+ 172	+ 1.5 %
of which exchange rate change:	+ 45	+ 1.2 %	- 32	- 0.3 %
Volume:	- 26	- 0.7 %	- 289	- 2.6 %
Price/Mix:	+ 172	+ 4.6 %	+ 531	+ 4.9 %
Scope	- 23	- 0.6 %	- 38	- 0.3 %

Note: IFRS figures. Absence of an IFRS 2003 3rd Quarter pro forma means that the Group is unable to provide a Q3 2004 / Q3 2003 sales comparison. An explanation of the major impacts of Michelin's transition to IFRS can be accessed on the Company's website, at www.michelin.com.

1. 9 months 2005 Net Sales increased 1.5% compared to the same period of 2004

This results from the following factors:

- **- 0.3 % negative impact of exchange rates,** reflecting mainly the level of the U.S. dollar vs. the euro, which has stabilized in the third quarter.

- **- 2.6 % negative volume effect** largely due to weak European markets, which have not shown significant rebound in the third quarter.

- **+ 4.9 % positive price / mix effect** at constant exchange rates, mainly due to price increases implemented across all product lines and geographies, aimed at offsetting the continuous increase of the raw material prices.

- **- 0.3 % slight negative impact of change in scope**

2. World Tire Markets

Major Markets Change Analysis, 9 months 2005 vs. 9 months 2004

	Western Europe	Eastern Europe	North America	South America	Asia
PCLT OE	- 0.4 %	NA	- 1.7 %	NA	+ 7.8 % [3]
PCLT RT	- 0.5 %	+ 5.7 %	+ 2.6 %	NA	NA
Truck OE	+ 7.8 % [1]	NA	+ 11.7 %	+ 12.6 % [2]	NA
Truck RT	- 6.6 %	NA	+ 1.1 %	- 3.9 % [2]	+ 1.0 % [4]

PCLT: Passenger Car / Light Truck
OE: Original Equipment RT: Replacement
[1] power units only
[2] Only data for Brazil, the major South-American market, are available.
[3] YTD August 2005
[4] Japan only

Major Markets Change Analysis, 3rd quarter 2005 vs. 3rd quarter 2004

	Western Europe	Eastern Europe	North America	South America	Asia
PCLT OE	+ 0.6 %	NA	- 0.2 %	NA	NA
PCLT RT	+ 2.3 %	+ 10.4 %	+ 1.7 %	NA	NA
Truck OE	- 0.4 % [1]	NA	+ 1.1 %	+ 2.4 % [2]	NA
Truck RT	- 3.5 %	NA	+ 1.2 %	- 14.2 % [2]	+18.0 % [3]

PCLT: Passenger Car / Light Truck
OE: Original Equipment RT: Replacement
[1] power units only
[2] Only data for Brazil, the major South-American market, are available.
[3] Japan only

2.1 In Europe

- In **Passenger Car/Light Truck replacement markets**, sell-in was up + 0.9 % (West + East) year-on-year and + 4.1 % (West + east) quarter on quarter. The 3rd quarter move was due to a more favorable basis of comparison, as well as to the following trends :

    - a strong increase of the winter tire market while the summer tire market was clearly lagging behind last year;

    - a dynamic market in the Nordic countries and eastern Europe while Southern countries were affected by a weak economic environment.

- Regarding **Truck replacement**, Western European market recorded a significant decrease of 6.6 % for the first 9 months of 2005 compared to the same period of last year. In the 3rd quarter, this market did not register the rebound anticipated by the Group. This is mostly the result of a weak economic environment: stable freight, higher fuel prices, poor economic conditions in France, Germany and Eastern Europe. As a consequence, dealers and end-users have turned to a tighter tire inventory management and increased retreading as well as regrooving.

- With respect to **Passenger Car/Light Truck original equipment**, the market was almost flat quarter-on-quarter and slightly down on a year-on-year basis, in line with the evolution of the European car industry.

- In **Truck original equipment**, the market posted an increase of 7.8 % year-to-date September 2005 compared to 2004, with a clear slow down in the third quarter, the market being flat compared to last year. This significant growth is mainly driven by the introduction of the Euro 4 environmental standard and by exports from the European Union to high-growth areas. However, it seems that the market reached its peak in July 2005: the growth of the trailer market started to slow down during the 2nd quarter of 2005 and the same trend can now be observed for the power-unit market. At the same time, the level of OEM's exports has started to cool down.

2.2 In North America

- The **North American Passenger Car/Light Truck replacement markets** posted a 2.6 % growth year-to-date September 2005 compared to 2004, slightly higher than the Group's expectation. This market turned however flat in September 2005. This growth was mainly fueled by the high-performance segment, which posted an increase of 15 %. Recreational continued its growth as well, although at a lesser pace. The enrichment of the size mix continued as well. Within the recreational segment, it is worth noting the strong growth of the "crossovers" that are fitted with 18" to 20" tires.

- **Truck replacement and retread markets** posted an increase of 1.1 % year-to-date September 2005 compared to 2004. However, most of the growth stems from the 1st quarter boost provided by truck OEM's purchasing replacement tires due to the lack of tires on the OE market. Therefore, market trend should not evolve significantly by the end of this year.

- As far as **passenger car original equipment market** is concerned, the negative trend reflects the current weakness of the U.S. car industry.

- For **truck original equipment**, the growth of the market clearly cooled down in the 3rd quarter but remained at historical high levels (+ 11.7 % year-to-date compared to 2004 but only + 1.1 % quarter-on-quarter); the 3rd quarter slow down resulted mainly from a significant drop in Class 5 – 7 sales that were severely impacted by the rise in fuel prices following hurricanes Katrina and Rita.

2.3 Other regions

- In **Asia,** the situation remained mixed between countries, with a flat Japanese replacement market and a globally growing Chinese market whose passenger and light truck tire activities have posted a double digit growth, both in OE and replacement.

- **South America's** economies suffered in the 3rd quarter from the appreciation of their own currencies versus the U.S. dollar. Tire markets slowed down markedly both in OE and replacement and were also experiencing growing imports from Chinese and Korean manufacturers.

2.4 Main changes in Specialty tire markets

- **Earthmover:** the OE market continued to show a solid growth of more than 10 % compared to last year; the demand for surface mining equipment being even higher. As far as replacement market is concerned, shortages are still prevailing. The overall demand is estimated to be 5 to 10 % higher than the supply.

- **Agricultural:** the OE market slowed down in the 3rd quarter, and for the cumulated 9 month period, is now below last year. The replacement market in the U.S. is stable with an increase of the radial market. In Europe, the year-to-date trend is not favorable (- 6 %), due to an uncertain European farming business and the impact of droughts in many countries.

- **Two-Wheel:** The motorcycle OE market in mature countries is globally up 2.7 % (+ 2 % in Western Europe, + 4 % in North America). In Europe, the replacement market is slightly up (+ 1 %) and is still booming in the US (+ 9 %).

- **Aircraft:** This is the second year in a row showing a significant rebound in terms of traffic (+ 7 %); the radialisation of the market has continued at a solid pace.

3. Reporting Segment Analysis, 3rd quarter & 9 months 2005

3.1 IFRS Net Sales by Reporting Segment

Effective January 1, 2005 Michelin has adopted a new sector reporting as defined below:

Reporting Segment 1 (SR1): Passenger Car / Light Truck tires and related distribution activities;

Reporting Segment 2 (SR2): Truck tires and related distribution activities;

Reporting Segment 3 (SR3): Specialty activities: Earthmover, Agricultural, 2-Wheel and Aircraft tires, Maps and Guides, ViaMichelin, Michelin Lifestyle Limited.

Net Sales in EUR m	9 months 2005	9 months 2004 (IFRS proforma)	% change
SR 1	6,219	6,145	+ 1.2 %
SR 2	3,703	3,635	+ 1.9 %
SR 3	1,458	1,428	+ 2.1 % *
Total Group	11,380	11,208	+ 1.5 %

*** At constant perimeter, the change would have been + 5.6 %.**

Net Sales in EUR m	3rd Quarter 2005	3rd Quarter 2004 (IFRS proforma)	% change
SR 1	2,155	2,046	+ 5.3 %
SR 2	1,287	1,229	+ 4.8 %
SR 3	448	448	+ 0.1 % *
Total Group	3,890	3,722	+ 4.5 %

*** At constant perimeter, the change would have been + 9.4 %.**

3.2 Reporting Segment 1 Net Sales Analysis

The table below compares markets and Group sales (in volume) changes year-to-date September 2005 vs. the same period of 2004. These comparisons are based on sell-in markets and therefore do not include sell-out activity of Company-owned distribution networks.

Passenger Car/ Light truck	Replacement 9 months	Replacement market 9 months	Original equipment 9 months	OE market 9 months
Western Europe	--	- 0.5 %	=	- 0.4 %
Eastern Europe	++	+ 5.7 %	NA	NA
North America	--	+ 2.6 %	--	- 1.7 %
South America	NA	NA	NA	NA
Asia	NA	NA	--	+ 7.8 % [1]

[1] Year-to-date August 2005

The table below compares markets and Group sales (in volume) changes in the 3rd quarter of 2005 vs. the 3rd quarter of 2004.

Passenger Car/ Light truck	Replacement Q3	Replacement market Q3	Original equipment Q3	OE market Q3
Western Europe	--	+ 2.3 %	=	+ 0.6 %
Eastern Europe	++	+ 10.4 %	NA	NA
North America	--	+ 1.7 %	--	+ 0.2 %
South America	NA	NA	NA	NA
Asia	NA	NA	NA	NA

= implies that Michelin's performance, relative to market, Is between +/- 0.5%
- implies that Michelin's performance, relative to market, is between -2.5% and -0.5%
- - implies that Michelin's performance, relative to market, is greater than -2.5%
+ implies that Michelin's performance, relative to market, is between +0.5% and +2.5%
++ implies that Michelin's performance, relative to market, is greater than +2.5%

In Europe,

Michelin replacement sales performance was impacted by the weakness of the summer tire market across a large part of Europe. At the same time, for certain segments and countries, the price increases were implemented in a tougher competition environment; the Group is confident of its ability to implement further price increases, aimed at offsetting the continuous hike of raw material costs faced by the whole tire industry, especially at a time when European players cannot rely any longer on the advantage brought by a weak U.S. dollar. Michelin has already announced a price increase in Italy effective November 1.

As far as winter tires are concerned, the Group recorded market share gains in Scandinavia. The launch of the "Michelin X Ice North" tire has been very successful and allowed Michelin to capture additional market share in the Nordic countries.

Euromaster's distribution operations continued to suffer from this difficult market situation.

In Original Equipment, Michelin sales were in line with the market evolution year-to-date, even if the Group's performance was negatively impacted by the level of activity of some major European car makers in the third quarter. Recent price increases have been successfully implemented.

In North America,

Group replacement sales growth was slightly below market growth on a year-on-year basis. This resulted from a further decline in private and associate brand sales, whereas Michelin and BFGoodrich branded sales were in line with the market evolution, but clearly higher for the most profitable segments such as high performance.

The price increase introduced on July 1 was successfully implemented in replacement markets.

In **Asia,** replacement sales volumes posted strong performance in China, where the Michelin brand continued to gain market share with sales recording double digit growth.

3.3 Reporting Segment SR2 Net Sales Analysis

The table below compares markets and Group sales (in volume) changes year-to-date September 2005 vs the same period of 2004. These comparisons are based on sell-in markets and therefore do not include sell-out activity of Company-owned distribution networks.

Truck	Replacement 9 months	Replacement market 9 months	Original equipment 9 months	OE market 9 months
Western Europe	-	- 6.6 %	--	+ 7.8 %
Eastern Europe	NA	NA	NA	NA
North America	++	+ 1.1 %	++	+ 11.7 %
South America *	+	- 3.9 %	--	+ 12.6 %
Japan	--	+ 1 %	NA	NA

* Brazil

The table below compares markets and Group sales (in volume) changes in the 3rd quarter of 2005 vs. the 3rd quarter of 2004.

Truck	Replacement Q3	Replacement market Q3	Original equipment Q3	OE market Q3
Western Europe	-	- 3.5 %	--	- 0.4 %
Eastern Europe	NA	NA	NA	NA
North America	++	+ 1.2 %	++	+ 1.1 %
South America *	++	- 14.2 %	--	+ 2.4 %
Japan	--	+ 18 %	NA	NA

*** Brazil**

= implies that Michelin's performance, relative to market, is between +/- 0.5%
- implies that Michelin's performance, relative to market, Is between -2.5% and -0.5%
- - implies that Michelin's performance, relative to market, is greater than -2.5%
+ implies that Michelin's performance, relative to market, is between +0.5% and +2.5%
++ implies that Michelin's performance, relative to market, is greater than +2.5%

The sharp contrast between a poor performance of the European replacement market and a solid North American one still prevailed during the 3rd quarter of 2005. Net sales were up almost 5% Quarter-on-quarter despite 2 % lower in terms of volume

In Europe,

As the lead player in replacement truck tire markets both in Western and Eastern European markets, Group sales performance was clearly impacted by weaker than expected markets, on the back of a lackluster economic environment. Not only did markets not improve in the third quarter despite a more favorable comparison basis, but Group was faced with an aggressive competition environment in some markets.

This tough environment was also reflected in Euromaster sales performance.

In original equipment, Michelin's sales performance reflected its action toward achieving a better balance of its sales with the replacement business, while remaining the clear leader. This is a move that started in 2004.

In North America,

For truck replacement, the Group continued to post good sales performance in the region; sales were particularly strong in Mexico, a fast growing market. A second round of price increases were successfully implemented in the U.S. September 1, allowing this business to fully offset the raw material cost increases registered so far this year.

As far as retreading activities are concerned, they continued to grow, generating new market share gains. Ten additional MRT (Michelin Retread Technologies) shops were added to the existing network in the region.

In a growing market, albeit a slowing one, Michelin truck OE sales showed healthy growth quarter-on-quarter and year-on-year.

In Asia, Michelin truck OE sales benefited from implementation of the contract signed with the Beijing municipal bus fleet.

3.4 Reporting Segment SR3 Net Sales Analysis

Earthmover: Net sales increased significantly even if the tonnage sold was constrained by capacity limits. Price increases were successfully implemented both for OE and replacement markets in all segments and geographies.

Agricultural: Lower volumes than last year were partially offset by price increases implemented this year both for OE and replacement markets, in Europe and North America. The Group is gaining significant market shares in North America, helped by the rapid radialisation of the market and the performance of the Michelin products. In Europe, in a difficult environment, Group's sales are below last year.

Two-Wheel: The Group continued to gain further market share in replacement both in Europe and North America, through the proven success of the new radial sport lines.

Aircraft: The group continued to take advantage of the strong demand and the radialisation of the market and was able to implement price increases in various segments of the market.

***

4 Perspectives

Looking to the fourth quarter of 2005, Michelin does not expect any significant market improvements.

Due to the evolution of some markets in the third quarter, in ways that did not match Group expectations, Michelin revises its estimate, published August 5, 2005 for tire markets' growth. It now reads as follows:

	Western Europe	Eastern Europe	North America	South America	Asia
Passenger car/light truck FY 2005 tire market change estimate					
OE	- 2 %	NA	=	NA	+ 8 %
RT	+ 1 %	+ 5.6 %	+ 1 %	+ 2.4 %	+ 2.5 %
Truck FY 2005 tire market change estimate					
OE	+ 4 %	+ 3 %	+ 12 %	+ 6 %	Growth
RT	- 6 %	+ 3.5 %	=	- 4 %	Growth

The European truck replacement market should end the year 6 % down vs. last year, despite the more favorable comparison base in the 2nd semester.

As far as truck OE markets are concerned, and after a significant growth in 2005 on both mature markets (i.e. Western Europe and North America), it is expected that this trend will eventually slow down toward the end of this year.

As far as the North American replacement market, the softness witnessed since September may continue over the fourth quarter.

In these conditions, and based on strict inventory management, the Group has introduced a number of measures to adjust output levels in the final quarter.

Under the current circumstances and baring any further deterioration of the markets in the final quarter, Michelin considers that its operating performance will be at least as good as last year's.

* * *

Compagnie Financière Michelin

Compagnie Financière Michelin (CFM) posted 3rd Quarter 2005 sales of EUR 3,878 billion, up 4.8 % on the same period last year at constant exchange rates. At current exchange rates, sales are up + 4.3 %. Insofar as Compagnie Générale des Etablissements Michelin (CGEM) has almost the same scope of operations as Compagnie Financière Michelin (CFM), the qualitative comments on net sales apply to CFM as well.

* * *

Q&A

1 / Hurricanes Katrina and Rita deeply impacted the US Gulf Coast, and caused severe disruptions with some key suppliers in the industry. Was Michelin affected?

All suppliers to Michelin North America affected by Hurricane Rita have restarted production or will restart production by the end of the month with the exception of one carbon black supplier, which has been re-sourced.

Hurricane Rita had no impact on production of any Michelin brand or original equipment BFGoodrich tires. Our deliveries of OE tires to vehicle manufacturers remain unaffected. However, the disruption of eight component suppliers in Texas and Louisiana did present some logistical challenges. Thanks to Michelin's global sourcing network, alternate providers were identified with minor ramifications to supply chain and logistics. Use of alternate suppliers and shipping methods did result in higher than normal transportation costs, but the total impact is insignificant at North American and Group levels.

2/ Raw materials continued to go up in the 3rd quarter. Were the price increases implemented since the start of the year sufficient to cover these input costs growth? There seemed to be some price aggressiveness in some local European markets. What is Michelin's view?

On August 5, Michelin indicated that its revised estimate for raw materials was a 14% to 15% full-year increase, versus an initially anticipated increase of 13%. Raw material costs have increased in line with these expectations, with a 2nd half versus 1st half increase pattern similar to last year's (H2 04 raw material costs were up 8% vs. H1 04).

In this environment, Michelin's price increases that were implemented since the start of the year, in line with the strategy implemented in the recent years, should make it possible to compensate for the expected full year 2005 raw material increase.

However, raw material price increases that have so far affected significantly North American operations had been, as far as European operations are concerned, mitigated by the continuous depreciation of the US dollar against the Euro. The stabilization witnessed in the 3rd quarter, a move that could continue over the 4th quarter, will necessarily impact European

players costs in 2006. A price increase will take place will take place in Passenger Car light Truck replacement in Italy on November 1.

3/ The Winter tire market is a key driver of the European Passenger car Light Truck Replacement market in the second half. Will 2005 be a strong year?

The European Winter tire market accounts for 70% of the world Winter tire market and some 30% of the second-half European replacement tire market. Germany, Switzerland and Austria (ASA) alone represent some 32% of the World Winter tire market, Nordic countries 6%. Year-to-date at the end of September, the European winter tire market was up 7.5% vs the same period in 2004 (ASA: +7.7%, Nordic: +4.1%).

However, 3rd quarter Winter tire sales are mostly sales to tire dealers, as they build inventories in preparation for 4th quarter sales to end-consumers. And European weather conditions are a significant driver for 4th quarter dealer sales. It is therefore too early to estimate the full-year performance of this market.

4/ Oil prices have reached very high levels in the 3rd quarter and have translated into significant gas and diesel price increases both in North America and in Europe. Is this one of the reason for the softness in the September US Passenger Car Light Truck replacement market? What is the likely impact of the oil prices increase on tire markets?

Oil prices reached an average 62.9 US dollar/ barrel (Brent) in September, vs. 61.6 $ in the 3rd quarter and 49.8 $ in the 1st half 2005. Gas prices increased by an average 72% in the US and also very substantially in Europe over the period January- end September 2005.

So far, no significant impact on miles driven has been witnessed, either in Europe or in the US.

The softness of the US Passenger Car / Light Truck tire replacement market since the start of September may be a combination of the end of the vacation season, Hurricane Katrina's disruptions and gas shortages, as well as higher gas prices. It is too early to tell whether this is a sustainable impact. On the OE market, YTD 2005 large SUV sales posted a decline, as consumers were switching to smaller SUVs and crossovers, a move that positively impacts Michelin. Crossovers have actually been and remain by far the fastest growing segment in US vehicle sales.

Furthermore, given the past five years mix enrichment in OE sales and the replacement cycle, it would take several years before the above mentioned 9 months 05 changes, provided they were sustained over time, significantly impact the replacement market mix.

As far as European markets are concerned, diesel price increases, combined with economic sluggishness in France, Germany and Poland explain part of the weakness in the 3rd quarter European truck replacement market.

* * *

Recent Events

Highlights

Strategy – Acquisitions – Partnerships

Michelin Group and Apollo Tyres Ltd agree to realign business plans

Michelin Group and Apollo Tyres Ltd have mutually agreed to postpone their joint industrial project located in Pune by at least one year.

This joint venture company called Michelin Apollo Tyres Pvt Ltd or MATPL was set up to manufacture truck and bus radial tires for the domestic market. The decision was taken at a MATPL Board Meeting held today.

The decision is based on prevailing market conditions and the pace of radialisation in the truck and bus tire segments. While the use of radial tyres has gone up in the past two years, it is at a pace that was slower than projected by the partners. As a result of the deferment in the industrial project, the partners have decided to re-focus their respective resources towards more immediate projects. Going forward, the Pune project will be undertaken solely by Michelin Group, which will acquire Apollo's equity in the Michelin Apollo Tyres Pvt Ltd joint venture.

MATPL will continue to operate in India and offer the existing range of Michelin products. Michelin will remain a shareholder in Apollo Tyres Ltd and the partners will continue to explore opportunities for co-operation in India.

Hungary: Inauguration of Nyiregyhaza's passenger car tire production plant

On September 29, 2005 Michelin inaugurated a passenger car tire production plant at its Hungarian site of Nyiregyhaza acquired 10 years ago and initially dedicated to agricultural tire production. Michelin invested some EUR 58.3 million in the new facilities which should manufacture 800,000 passenger car - light truck tires per year.

Product Innovations

PASSENGER CAR/LIGHT TRUCK

Michelin Primacy HP presented at the Frankfurt Show

Michelin presented the Primacy HP top-of-the-range tire at the Frankfurt International show. This tire delivers enhanced safety, in particular on wet surfaces and when braking combined with great durability and low rolling resistance. Designed to change shape more easily than traditional high-performance tires, it features phenomenal roadholding.
three versions will be available. A standard version will be fitted on Europe's most popular large, exclusive sedans. Another two versions will be available for run-flat applications, Michelin Primacy HP PAX System and Primacy HP ZP (Zero Pressure).

North America: Michelin tops JD Power's OE customer satisfaction survey

Michelin's passenger car and light truck original equipment tires topped the survey of US consumers conducted each year by JD Power and Associates. Michelin scored highest on all of top-of-the-range/sports, bottom/mid-range and 4X4/pick-up categories.
BFGoodrich comes second behind Michelin in the 4-wheel drive/crossover segment.
32 000 buyers of new cars bought in 2003 - 2004 were surveyed on the wear, looks, traction, comfort and driving accuracy features of their original tire fitments. The ranking reflected the satisfaction rate of those owners during the first year.

TRUCK

United States of America Endurance record for Michelin truck tires

Freight transport company ABF has changed a set of Michelin front tires that were driven in North America for 483,000 kilometers without retreading.
The performance represents more than 32% improvement on the current US average mileage.

Michelin invents the self-regenerating tire

Michelin's new truck tire range XDN 2 Grip leverages the « Michelin Durable technologies » breakthrough. The new tires feature a self-regenerating tread sculpture based on water-drop shaped double-wave sipes. Additionally, the last generation of X One trailer tires features a new steel-wire reinforced architecture. The new concepts should change the OE truck tire scene and be used across the tire ranges within 5 years. By 2006, XDN 2 Grip tires should integrate both technologies.

RACING

An eventful year 2005

In **Formula One**, Michelin's world title score has been extended this season after Team Mild Seven Renault snatched the **World carmakers' Championship** at the Chinese Grand Prix. Three weeks before, Fernando Alonso had entered history as the youngest ever driver to win the **World Drivers' Championship** – and the fourth to do so on Michelin tires.
Michelin and its seven partner teams entirely dominated the F1 season, winning 18 out of the 19 Grands Prix, achieving 18 pole-positions and 16 best laps.
And the brand's success dit not stop at Formula One. Valentino Rossi on Yamaha was world **MotoGP** champion, bringing Michelin its 14th title in a row in the most prestigious of Two-wheel disciplines. In **World Rally Championship**, Sébastien Loeb on Citroën was world winner for the second time in a row, while Michelin held the title for the 37th time. And at the Le Mans 24-hour race, Tom Kristensen, Marco Werner and JJ Lehto (Audi) brought Michelin yet another victory adding to a string of 13 wins since 1998.

FINANCE

Michelin and rating agencies: first ever selection in the DJSI World Index

In 2006, the Swiss sustainable development rating agency SAM (Sustainability Asset Management) selected Michelin for 2006 in its two DJSI (Dow Jones Sustainability Index) indices : Stoxx for Europe and World for the world. Never before had Michelin been selected by the SAM agency in the worldwide index.
In light of the stringent selection criteria and assessment method, DJSI indices are a key reference for investors and financial analysts and are widely used by the other rating agencies.

Successful closing of the Euro 1,500,000,000 multi-currency revolving credit facility

Mandated lead arrangers BNP Paribas, Calyon, Citygroup, HVB Group, Natexis Banques Populaires and SG Corporate & Investment Banking announced the successful closing of the EUR 1,500,000,000 syndicated multi-currency revolving credit facility for Compagnie Financière Michelin. The transaction was lau nched on 4 July 2005 to a group of banks invited to take and hold tickets. The syndication was closed substantially oversubscribed but Compagnie Financière Michelin elected not to increase the facility amount.

* * *

Agenda

2005 net sales will be published on February 10th, 2006 at 5:40 pm (French time) after the closing of the Paris stock exchange.

2005 earnings will be published on March 1st, 2006 at 8 am (French time) prior to the opening of the Paris stock exchange.

* * *

Contacts

Investor Relations	Press Relations
Eric Le Corre: +33 (0) 1 45 66 10 04 +33 (0) 4 73 32 77 92 Eric.le-corre@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1.45.66.10.72 + 33 (0) 6.08.86.18.15 fabienne.debrebisson@fr.michelin.com
Christophe Mazel : +33 (0) 4 73 32 24 53 +33 (0) 1 45 66 15 16 Christophe.mazel@fr.michelin.com	**Individual Shareholders** Anne-Marie Vigier-Perret: + 33 (0) 4 73 98 59 08 Anne-marie.vigier-perret@fr.michelin.com
Jacques Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 1 45 66 16 15 Jacques-Philippe.hollaender@fr.michelin.com	